UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Cytec Industries Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

232820100
(CUSIP Number)

December 31, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 232820100

1	Names of Reporting Persons Passport Special Opportunities Master Fund, L.P.
2	Check the appropriate box if a member of a Group (see instructions) (a) [ ] (b) [ ]
3	Sec Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 750,000 (See Item 2)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 750,000 (See Item 2)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 750,000
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) [ ]
11	Percent of class represented by amount in row (9) 2.1%
12	Type of Reporting Person (See Instructions) PN

SCHEDULE 13G

CUSIP No. 232820100

1	Names of Reporting Persons Passport Global Long Short Fund, L.P.
2	Check the appropriate box if a member of a Group (see instructions) (a) [ ] (b) [ ]
3	Sec Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 90,764 (See Item 2)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 90,764 (See Item 2)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 90,764
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) [ ]
11	Percent of class represented by amount in row (9) 0.3%
12	Type of Reporting Person (See Instructions) PN

SCHEDULE 13G

CUSIP No. 232820100

1	Names of Reporting Persons Passport Global Master Fund SPC Ltd for and on behalf of Portfolio A – Global Strategy
2	Check the appropriate box if a member of a Group (see instructions) (a) [ ] (b) [ ]
3	Sec Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 1,000,000 (See Item 2)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,000,000 (See Item 2)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) [ ]
11	Percent of class represented by amount in row (9) 2.8%
12	Type of Reporting Person (See Instructions) CO

SCHEDULE 13G

CUSIP No. 232820100

1	Names of Reporting Persons Passport Long Short Master Fund SPC Ltd for and on behalf of Portfolio A
2	Check the appropriate box if a member of a Group (see instructions) (a) [ ] (b) [ ]
3	Sec Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 95,598 (See Item 2)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 95,598 (See Item 2)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 95,598
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) [ ]
11	Percent of class represented by amount in row (9) 0.3%
12	Type of Reporting Person (See Instructions) CO

SCHEDULE 13G

CUSIP No. 232820100

1	Names of Reporting Persons Passport Long Short Master Fund SPC Ltd for and on behalf of Portfolio B
2	Check the appropriate box if a member of a Group (see instructions) (a) [ ] (b) [ ]
3	Sec Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 66,509 (See Item 2)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 66,509 (See Item 2)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 66,509
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) [ ]
11	Percent of class represented by amount in row (9) 0.2%
12	Type of Reporting Person (See Instructions) CO

SCHEDULE 13G

CUSIP No. 232820100

1	Names of Reporting Persons Gold Coast Capital Subsidiary VIII Limited
2	Check the appropriate box if a member of a Group (see instructions) (a) [ ] (b) [ ]
3	Sec Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 26,583 (See Item 2)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 26,583 (See Item 2)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 26,583
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) [ ]
11	Percent of class represented by amount in row (9) 0.0%
12	Type of Reporting Person (See Instructions) CO

SCHEDULE 13G

CUSIP No. 232820100

1	Names of Reporting Persons Norges Bank (Central Bank of Norway)
2	Check the appropriate box if a member of a Group (see instructions) (a) [ ] (b) [ ]
3	Sec Use Only
4	Citizenship or Place of Organization Norway
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0 (See Item 2)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0 (See Item 2)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) [ ]
11	Percent of class represented by amount in row (9) 0.0%
12	Type of Reporting Person (See Instructions) EP

SCHEDULE 13G

CUSIP No. 232820100

1	Names of Reporting Persons Blackwell Partners, LLC
2	Check the appropriate box if a member of a Group (see instructions) (a) [ ] (b) [ ]
3	Sec Use Only
4	Citizenship or Place of Organization Georgia
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 0 (See Item 2)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0 (See Item 2)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) [ ]
11	Percent of class represented by amount in row (9) 0.0%
12	Type of Reporting Person (See Instructions) OO

SCHEDULE 13G

CUSIP No. 232820100

1	Names of Reporting Persons GFS MAP Trust Passport Long Short
2	Check the appropriate box if a member of a Group (see instructions) (a) [ ] (b) [ ]
3	Sec Use Only
4	Citizenship or Place of Organization Ireland
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 22,427 (See Item 2)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 22,427 (See Item 2)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 22,427
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) [ ]
11	Percent of class represented by amount in row (9) 0.1%
12	Type of Reporting Person (See Instructions) OO

SCHEDULE 13G

CUSIP No. 232820100

1	Names of Reporting Persons Passport Holdings, LLC
2	Check the appropriate box if a member of a Group (see instructions) (a) [ ] (b) [ ]
3	Sec Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 840,764 (See Item 2)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 840,764 (See Item 2)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 840,764
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) [ ]
11	Percent of class represented by amount in row (9) 2.4%
12	Type of Reporting Person (See Instructions) OO

SCHEDULE 13G

CUSIP No. 232820100

1	Names of Reporting Persons Passport Capital, LLC
2	Check the appropriate box if a member of a Group (see instructions) (a) [ ] (b) [ ]
3	Sec Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 2,025,298 (See Item 2)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,051,881 (See Item 2)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,051,881
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) [ ]
11	Percent of class represented by amount in row (9) 5.8%
12	Type of Reporting Person (See Instructions) IA

SCHEDULE 13G

CUSIP No. 232820100

1	Names of Reporting Persons John H. Burbank III
2	Check the appropriate box if a member of a Group (see instructions) (a) [ ] (b) [ ]
3	Sec Use Only
4	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 2,025,298 (See Item 2)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,051,881 (See Item 2)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,051,881
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) [ ]
11	Percent of class represented by amount in row (9) 5.8%
12	Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of Issuer: Cytec Industries Inc.

(b)	Address of Issuer’s Principal Executive Offices:

Five Garret Mountain Plaza Woodland Park, NJ 07424

Item 2.

Name of Person Filing:

Passport Special Opportunities Master Fund, L.P. (“Fund I”);
Passport Global Long Short Fund, L.P. (“Fund II”);
Passport Global Master Fund SPC Ltd for and on behalf of Portfolio A - Global Strategy (“Fund III”);
Passport Long Short Master Fund SPC Ltd for and on behalf of Portfolio A (“Fund IV”);
Passport Long Short Master Fund SPC Ltd for and on behalf of Portfolio B (“Fund V”, together with Fund I, Fund II, Fund II and Fund IV, the “Funds”);
Gold Coast Capital Subsidiary VIII Limited (“Account I”);
Norges Bank (Central Bank of Norway) (“Account II”);
Blackwell Partners LLC (“Account III”);
GFS MAP Trust Passport Long Short (“Account IV”, together with Account I, Account II and Account III, the “Accounts”);
Passport Holdings, LLC (“Passport Holdings”);
Passport Capital, LLC (“Passport Capital”); and
John H. Burbank III (“Burbank”, together with Fund I, Fund II, Fund III, Fund IV, Fund V, Account I, Account II, Account III, Account IV, Passport Holdings, and Passport Capital, the “Reporting Persons”).

Burbank is the sole managing member of Passport Capital and Passport Holdings. Passport Holdings is the General Partner of Fund I and Fund II. Passport Capital is the investment manager of the Funds and the Accounts. Under the terms of the relevant investment management agreements, Passport Capital has the right to dispose of and vote the shares owned of record by the Funds and the Accounts, except in the case of Account I and Account II which maintain sole power to vote or direct the vote of their beneficially owned shares. As a result, each of Passport Holdings, Passport Capital and Burbank may be considered to share (i) the power to vote or direct the vote of and (ii) the power to dispose or direct the disposition of, the shares owned of record by the Funds, Account III, Account IV and/or Account I and Account II. This statement on Schedule 13G shall not be construed as an admission that any of the Reporting Persons (other than the Funds and the Accounts) is the beneficial owner of the securities covered by this statement.

(a)	Address of Principal Business Office or, if None, Residence:

For each Reporting Person:
     c/o Passport Capital, LLC
     One Market Street, Steuart Tower, Suite 2200
     San Francisco, CA 94105

(b)	Citizenship:

See row 4 of each Reporting Persons’ respective cover page.

(c)	Title and Class of Securities:

Common Stock

(d)	CUSIP No.: 232820100

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[_]	Broker or dealer registered under Section 15 of the Act;

(b)	[_]	Bank as defined in Section 3(a)(6) of the Act;

(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	[_]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with Rule 13d- 1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with Rule 13d- 1(b)(1)(ii)(G);

(h)	[_]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	[_]	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	[_]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

(a)	Amount Beneficially Owned:

See Item 9 of each Reporting Persons’ respective cover page.

(b)	Percent of Class:

See Item 11 of each Reporting Persons’ respective cover page.

(c)	Number of shares as to which such person has:

See Items 5-8 of each Reporting Persons’ respective cover page.

(i)	Sole power to vote or to direct the vote:

(ii)	Shared power to vote or to direct the vote:

(iii)	Sole power to dispose or to direct the disposition of:

(iv)	Shared power to dispose or to direct the disposition of:

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not Applicable.

Item 8.	Identification and classification of members of the group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2014

PASSPORT SPECIAL OPPORTUNITIES
MASTER FUND, L.P.

By: PASSPORT CAPITAL, LLC,
its Investment Manager

By: /s/ JOHN H. BURBANK III
John H. Burbank III,
Managing Member

PASSPORT GLOBAL LONG SHORT FUND, L.P.

By: PASSPORT CAPITAL, LLC,
its Investment Manager

By: /s/ JOHN H. BURBANK III
John H. Burbank III,
Managing Member

PASSPORT GLOBAL MASTER FUND SPC LTD
FOR AND ON BEHALF OF PORTFOLIO A –
GLOBAL STRATEGY

By: PASSPORT CAPITAL, LLC,
its Investment Manager

By: /s/ JOHN H. BURBANK III
John H. Burbank III,
Managing Member

PASSPORT LONG SHORT MASTER FUND SPC
LTD FOR AND ON BEHALF OF
PORTFOLIO A

By: PASSPORT CAPITAL, LLC,
its Investment Manager

By: /s/ JOHN H. BURBANK III
John H. Burbank III,
Managing Member

PASSPORT LONG SHORT MASTER FUND SPC
LTD FOR AND ON BEHALF OF
PORTFOLIO B

By: PASSPORT CAPITAL, LLC,
its Investment Manager

By: /s/ JOHN H. BURBANK III
John H. Burbank III,
Managing Member

GOLD COAST CAPITAL SUBSIDIARY VIII
LTD.

By: PASSPORT CAPITAL, LLC,
its Investment Manager

By: /s/ JOHN H. BURBANK III
John H. Burbank III,
Managing Member

NORGES BANK (CENTRAL BANK OF
NORWAY)

By: PASSPORT CAPITAL, LLC,
its Investment Manager

By: /s/ JOHN H. BURBANK III
John H. Burbank III,
Managing Member

BLACKWELL PARTNERS, LLC

By: PASSPORT CAPITAL, LLC,
its Investment Manager

By: /s/ JOHN H. BURBANK, III
John H. Burbank III,
Managing Member

GFS MAP TRUST PASSPORT LONG SHORT

By: PASSPORT CAPITAL, LLC,
its Portfolio Manager

By: /s/ JOHN H. BURBANK III
John H. Burbank III,
Managing Member

PASSPORT HOLDINGS, LLC

By: /s/ JOHN H. BURBANK III
John H. Burbank III,
Managing Member

PASSPORT CAPITAL, LLC

By: /s/ JOHN H. BURBANK III
John H. Burbank III,
Managing Member

JOHN H. BURBANK III

By: /s/ JOHN H. BURBANK III

     Exhibit 1

JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them the statement on Schedule 13G to which this agreement is attached as an exhibit.

     The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

     IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on February 11, 2014.

PASSPORT SPECIAL OPPORTUNITIES MASTER
FUND, L.P.

By: PASSPORT CAPITAL, LLC,
its Investment Manager

By: /s/ JOHN H. BURBANK III
John H. Burbank III,
Managing Member

PASSPORT GLOBAL LONG SHORT FUND, L.P.

By: PASSPORT CAPITAL, LLC,
its Investment Manager

By: /s/ JOHN H. BURBANK III
John H. Burbank III,
Managing Member

PASSPORT GLOBAL MASTER FUND SPC LTD FOR
AND ON BEHALF OF PORTFOLIO A – GLOBAL
STRATEGY

By: PASSPORT CAPITAL, LLC,
its Investment Manager

By: /s/ JOHN H. BURBANK III
John H. Burbank III,
Managing Member

PASSPORT LONG SHORT MASTER FUND SPC LTD
FOR AND ON BEHALF OF PORTFOLIO A

By: PASSPORT CAPITAL, LLC,
its Investment Manager

By: /s/ JOHN H. BURBANK III
John H. Burbank III,
Managing Member

PASSPORT LONG SHORT MASTER FUND SPC LTD
FOR AND ON BEHALF OF PORTFOLIO B

By: PASSPORT CAPITAL, LLC,
its Investment Manager

By: /s/ JOHN H. BURBANK III
John H. Burbank III,
Managing Member

GOLD COAST CAPITAL SUBSIDIARY VIII LTD.

By: PASSPORT CAPITAL, LLC,
its Investment Manager

By: /s/ JOHN H. BURBANK III
John H. Burbank III,
Managing Member

NORGES BANK (CENTRAL BANK OF NORWAY)

By: PASSPORT CAPITAL, LLC,
its Investment Manager

By: /s/ JOHN H. BURBANK III
John H. Burbank III,
Managing Member

BLACKWELL PARTNERS, LLC

By: PASSPORT CAPITAL, LLC,
its Investment Manager

By: /s/ JOHN H. BURBANK, III
John H. Burbank III,
Managing Member

GFS MAP TRUST PASSPORT LONG SHORT

By: PASSPORT CAPITAL, LLC,
its Portfolio Manager

By: /s/ JOHN H. BURBANK III
John H. Burbank III,
Managing Member

PASSPORT HOLDINGS, LLC

By: /s/ JOHN H. BURBANK III
John H. Burbank III,
Managing Member

PASSPORT CAPITAL, LLC

By: /s/ JOHN H. BURBANK III
John H. Burbank III,
Managing Member

JOHN H. BURBANK III

By: /s/ JOHN H. BURBANK III

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).